Independent
Accountants' Report


To the Board of Trustees of Smith Barney Adjustable Rate
Government
Income Fund and Securities and Exchange Commission:

We have examined management's assertion about Smith Barney Adjustable Rate Government Income Fund's (the "Fund") compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 14, 1997 and for the period from December 5, 1996 (the date of our last examination) through March 14, 1997, included in the accompanying Management Statement regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 14, 1997 and for the period from December 5, 1996 through March 14, 1997, with respect to securities transactions, without prior notice to management:

    Agreement of all securities reported by the Fund's records to PNC Bank (the "Custodian") records as of March
  14, 1997;

    Confirmation of all futures, options and reverse repurchase agreements shown on the Fund's accounting records as of March 14, 1997 with respective counterparties and agreement of underlying collateral with Custodian records;

    Confirmation of all trades shown as pending on the Fund's accounting records as of March 14, 1997 with respective counterparties and verification of such trades with Custodian records;

    Review of  PNC Bank's Report on Policies and Procedures
  Placed in Operation and Tests of Operating Effectiveness
  Pertaining to Custody Services ("SAS 70 Report") for the period January 1, 1996 to December 31, 1996 and noted no negative findings reported in the areas of Asset
  Safekeeping, Security Transaction Processing, Asset
  Maintenance and Computerized Information Systems; and

     Representation from the Custodian that all control policies and procedures as detailed in PNC Bank SAS 70 Report identified in the prior paragraph, have remained in operation and functioned adequately from January 1, 1997 through March 14, 1997.

    Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that Smith Barney
Adjustable Rate Government Income Fund was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of March 14, 1997 and for the period from December 5, 1996 through March 14, 1997 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Smith Barney Adjustable Rate Government
Income Fund and the Securities and Exchange Commission and should not be used for any other purpose.





May 9, 1997

          SMITH BARNEY MUTUAL FUNDS MANAGEMENT INC.
       388 Greenwich Street, New York, New York 10013



       Management Statement Regarding Compliance with
  Certain Provisions of the Investment Company Act of 1940


We, as members of management of Smith Barney Adjustable Rate Government Income Fund ("the Fund") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 14, 1997 and for the period from December 5, 1996 through March 14, 1997.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 14, 1997 and for the period from December 5, 1996 through March 14, 1997, with respect to securities reflected in the investment accounts of the Fund.



Smith Barney Adjustable Rate Government Income Fund




Thomas M. Reynolds
Controller